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EXHIBIT 2

TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
DURING THE PAST SIXTY DAYS

Transaction Date	By	For the Account of	PreConversion Preferred	Conversion Rate	Post-Conversion Common	Type of Transaction
4/24/02	Partners	BVF	510,000	1:1.62	826,200	Conversion
4/24/02	Partners	ILL10	117,000	1:1.62	189,540	Conversion
4/24/02	Partners	BVF2	638,000	1:1.62	1,033,560	Conversion

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EXHIBIT 2